UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 12b-25
____________
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: March 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

Oasis Petroleum Inc.
Full Name of Registrant
N/A
Former Name if Applicable
1001 Fannin Street, Suite 1500
Address of Principal Executive Office (Street and Number)
Houston, Texas 77002
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Form 10-Q”) of Oasis Petroleum Inc. (the “Company”) could not be filed by May 11, 2020, the prescribed due date for such filing, without unreasonable effort or expense for the reasons set forth below.

The Company is in the process of completing its accounting and control procedures for the finalization of the Form 10-Q. While this process is substantially complete, additional time is necessary to finalize all required supporting documentation which may impact the presentation and disclosure of certain financial statement line items. Specifically, the Company’s consolidated subsidiary, Oasis Midstream Partners LP (the “Partnership”), maintains various bank accounts in order to operate its business. As a result of ongoing internal oversight processes, the Partnership identified that a Control Agreement (as defined in the Partnership’s revolving credit facility (as amended, the “OMP Credit Facility”)) had not been executed for a certain bank account (the “JPM Account”) held at JPMorgan Chase Bank, N.A. (“JPMorgan”), who is a lender under the OMP Credit Facility. The Control Agreement serves to establish a lien in favor of the lenders under the OMP Credit Facility with respect to the JPM Account. On May 11, 2020, the Partnership executed a Control Agreement with both Wells Fargo Bank, N.A., as administrative agent under the OMP Credit Facility, and JPMorgan, thereby completing the documentation required under the OMP Credit Facility. Despite the Control Agreement’s execution, the failure to have had it in place before the JPM Account was initially funded with cash represents a past Event of Default (as defined in the OMP Credit Facility). The Partnership is in the process of seeking from the lenders under the OMP Credit Facility a limited waiver (the “Limited Waiver”) of this past Event of Default and the forbearance of additional interest owed arising from this past Event of Default. If approved by the Majority Lenders (as defined in the OMP Credit Facility), the Limited Waiver would result in an additional interest charge of approximately $25.9 million recorded in the financial statements as of March 31, 2020. The Limited Waiver is requesting forbearance of such additional interest until the earlier to occur of (i) November 10, 2020 and (ii) an Event of Default. If the Limited Waiver is approved by the Majority Lenders, the administrative agent and the lenders under the OMP Credit Facility will not be obligated to grant any future forbearance. In the event the Partnership is unable to obtain a waiver for the Event of Default described above, any amounts outstanding under the OMP Credit Facility would become due if requested by the lenders thereunder. The Partnership is in compliance with all financial covenants under the OMP Credit Facility as of March 31, 2020 and has paid all obligations when due.

At this time it is anticipated that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Nickolas J. Lorentzatos	281	404-9500
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects total revenues will decrease approximately $187.9 million to approximately $387.8 million for the three months ended March 31, 2020 from the same period in 2019; impairment expense will increase to approximately $4,823.7 million for the three months ended March 31, 2020 from the same period in 2019; and total operating expenses, including the impairment expense, will increase approximately $4,739.2 million to approximately $5,261.6 million for the three months ended March 31, 2020 from the same period in 2019. The anticipated changes were primarily attributable to the significant decline in the Company’s realized prices for crude oil, natural gas and natural gas liquids caused by the collapse in demand for such products beginning in March 2020 as a result of the actions of the Organization of the Petroleum Exporting Countries and Russia as well as the ongoing impact of stay at home orders issued in response to the novel coronavirus 2019 (“COVID-19”) pandemic. Based on the current commodity price environment, the Company currently expects it will be unable to comply with the leverage ratio covenant under its revolving credit facility (as amended in April 2020, the “Oasis Credit Facility”), beginning with the fourth quarter of 2020. The Company expects to disclose in the financial statements to be incorporated in the Form 10-Q that it has concluded that the risk of such noncompliance raises substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued. Failure to comply with this covenant, if not waived, would result in an event of default under the Oasis Credit Facility, the potential acceleration of outstanding debt thereunder and the potential liquidation of the collateral securing such debt, and could allow certain of the Company’s other creditors to accelerate indebtedness if the related agreements provide for cross-acceleration or cross-default. The Company is actively pursuing, with support from its board of directors, a variety of transactions and cost-cutting measures, including but not limited to, reduction in corporate discretionary expenditures, refinancing transactions, capital exchange transactions, asset divestitures, reduction in capital expenditures in 2020 by approximately 50% to 60% from the initial total 2020 capital expenditure plan announced in February 2020 and operational efficiencies. Management believes these measures, as the Company continues to implement them, may enable it to comply with its leverage ratio covenant. However, the Company cannot predict the extent to which any of these measures will be successful, if at all. The results presented herein are preliminary, unaudited and subject to change pending the filing of the Form 10-Q.

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 12b-25 specifically include the Company’s anticipated financial results for the first quarter of 2020, the Partnership’s plans to address the Event of Default and additional interest accrued as a result thereof, the factors that raise substantial doubt about the Company’s ability to continue as a going concern, the Company’s plans to alleviate the substantial doubt about its ability to continue as a going concern and the anticipated filing of its Form 10-Q for such quarter. These statements are based on certain assumptions made by the Company based on management’s review of the first quarter 2020 financial results to date as well as the process necessary to complete those results. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include, but are not limited to, changes in crude oil and natural gas prices, developments in the global economy, particularly the public health crisis related to the COVID-19 pandemic and the adverse impact thereof on demand for crude oil and natural gas, the outcome of government policies and actions, including actions taken to address the COVID-19 pandemic and to maintain the functioning of national and global economies and markets, the impact of Company actions to protect the health and safety of employees, vendors, customers and communities, weather and environmental conditions, the timing of planned capital expenditures, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as the Company’s ability to access them, the proximity to and capacity of transportation facilities, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting the Company’s business and other important factors that could cause actual results to differ materially from those projected as described in the Company’s reports filed with the U.S. Securities and Exchange Commission. Additionally, the actions of foreign oil producers (most notably Saudi Arabia and Russia) to increase crude oil production, the unprecedented nature of the current economic downturn, the COVID-19 pandemic and the related decline of the crude oil exploration and production industry may make it particularly difficult to identify risks or predict the degree to which identified risks will impact the Company’s business and financial condition. Because considerable uncertainty exists with respect to foreign oil production and the future pace and extent of a global economic recovery from the effects of the COVID-19 pandemic, the Company cannot predict whether or when crude oil production and economic activities will return to normalized levels.
Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

_______________

Oasis Petroleum Inc.
(Name of registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 12, 2020
By: /s/ Nickolas J. Lorentzatos
Name: Nickolas J. Lorentzatos
Title: Executive Vice President, General Counsel & Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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